Mail Stop 3561

                                                October 28, 2005

W. Douglas Field
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipeline Partners, LP
      Amendment No. 3 to Registration Statement on Form S-1
      Filed October 24, 2005
      File No. 333-127578

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 21

Restrictions in our credit agreement could limit our ability to make..., page 37
1. Refer to the fourth bullet. We note that your new credit agreement will limit your ability to make distributions upon a default on the payment of any other indebtedness in excess of a specified amount. Please quantify the "specified amount."







We have not completed our evaluation of our internal control..., page
39
2. Please describe the areas of your internal controls that have preliminarily been identified as areas requiring improvement.

Cash Distribution Policy and Restrictions on Distributions, page
45

Limitations on Our Ability to Make Quarterly Distributions, page
45
3. We note that you refer to your Management`s Discussion and Analysis section for a discussion of the financial tests and covenants in your new credit facility. Please describe in this section any limitations on your ability to pay distributions under your new credit facility. We note that on page 37 you state that defaults in excess of a specified amount will limit your ability to pay distributions. Please also revise to disclose how the new credit facility factors into your tables. For example, please include the debt covenant ratios as items in your tables.

Management`s Discussion and Analysis of Financial Condition...,
page
73

Credit Facility, page 86
4. Please describe and quantify the financial covenants.
*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.












      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at
(202) 551-3411, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	Alan P. Baden, Esq.
	Michael Swidler, Esq.
	Vinson & Elkins L.L.P.
	Via Facsimile
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W. Douglas Field
Boardwalk Pipeline Partners, LP
October 28, 2005
Page 1